
October 3, 2024

James R. Reske
Executive Vice President, Chief Financial Officer, and Treasurer
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

> **Re: First Commonwealth Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-11138**

Dear James R. Reske:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance